Exhibit 99.1

Evaxion Announces Completion of ADS Ratio Change

COPENHAGEN, Denmark, Jan. 22, 2024 (GLOBE NEWSWIRE) – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today announced that the Company’s previously disclosed change to its ratio of its American Depositary Shares (“ADSs”) to its ordinary shares, DKK 1 nominal value (the “ADS Ratio”), has been made effective. The ratio has changed from one (1) ADS representing one (1) ordinary share to a new ADS Ratio of one (1) ADS representing ten (10) ordinary shares (the “ADS Ratio Change”). The ADS Ratio Change became effective on January 22, 2024 (the “Effective Date”).

For the Company's ADS holders, the change in the ADS Ratio has the same effect as a one-for-ten reverse ADS split and is intended to further support the liquidity in the Company’s ADSs and to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. The exchange of one (1) new ADS for every ten (10) then-held (existing) ADSs occurred automatically on the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by The Bank of New York Mellon, the depositary bank (the “Depositary”). Registered holders of the Company’s ADSs held in certificated form were required on a mandatory basis to surrender their certificated ADSs to the Depositary for cancellation and received one (1) new ADS in exchange for every ten (10) existing ADSs then-held. Holders of uncertificated ADSs in the Direct Registration System (DRS) and The Depository Trust Company (DTC) had their ADSs cancelled and automatically exchanged, receiving one (1) new ADS for every ten (10) existing ADS then-held. The Company’s ADSs continue to be traded on The Nasdaq Capital Market under the ticker symbol “EVAX”.

The ADS Ratio Change affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity, except to the extent that the ratio change would have resulted in a shareholder owning fractional ADSs. No fractional new ADSs were issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the ADS Ratio Change, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the ADS Ratio Change will be proportionally equal to or greater than the previous ADS trading price prior to the change or that the Ratio Change will have any effect on the liquidity in the Company’s ADSs.

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Contact Information

Evaxion Biotech A/S

Christian Kanstrup

Chief Executive Officer

cka@evaxion-biotech.com

Source: Evaxion Biotech

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.